SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

IVAX CORPORATION

(Name of Subject Company (issuer))

IVAX CORPORATION (Issuer)

(Name of Filing Person (identifying status as offeror, issuer or other person))

1.5% Convertible Senior Notes due 2024

(Title of Class of Securities)

CUSIP Nos. 465823 AJ 1 and 465823 AH 5

(CUSIP Number of Class of Securities)

Steven D. Rubin
Vice President and General Counsel
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$400,000,000	$47,080.00**

*	Calculated solely for the purpose of determining the amount of the filing fee. The amount assumes the exchange of $400,000,000 aggregate principal amount of IVAX Corporation’s 1.5% Convertible Senior Notes due 2024 for IVAX Corporation’s 1.5% Convertible Senior Notes due 2024.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Schedule TO (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by IVAX Corporation, a Florida corporation (“IVAX”), on January 20, 2005, as amended on February 9, 2005. This Amendment No. 2 relates to the offer by IVAX (i) to exchange $1,000 in principal amount of 1.5% Convertible Senior Notes due 2024 (the “New Notes”) and (ii) a one-time cash payment (an “Exchange Fee”) equal to $2.50 per $1,000 principal amount of outstanding 1.5% Convertible Senior Notes due 2024 (the “Old Notes” and together with the New Notes, the “Notes”) that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 20, 2005 (the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to the Offer to Exchange and Letter of Transmittal is referred to herein as an “Offer.” The Offer is not contingent upon the tender or exchange of any minimum principal amount of Old Notes. The Offer, however, is conditioned upon satisfaction of certain conditions. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934. Copies of the Offer to Exchange and Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively, and the information therein is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet; Item 4. Terms of the Transaction; Item 6. Purposes of the Transaction and Plans or Proposals; and Item 7. Source and Amount of Funds or Other Consideration of the Schedule TO, each of which incorporate by reference the information contained in the Offer to Exchange are hereby amended as follows:

(1)	The first sentence of the first paragraph on the cover page is hereby deleted and replaced in its entirety by the following:

“THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 22, 2005, UNLESS EXTENDED OR EARLIER TERMINATED BY US (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE “EXPIRATION DATE”).”

(2)	The first sentence of the third paragraph on the cover page of the Offer to Exchange is hereby deleted and replaced in its entirety by the following:

“The Offer will expire at 12:00 midnight, New York City time, on February 22, 2005 unless we extend it or terminate, withdraw, or amend it as set forth in the section titled “The offer to exchange—Conditions to the Offer.” ”

(3)	The following information text is inserted as the last paragraph under the section “Summary—The Offer—Net Share Settlement Provision”:

“We do not currently have cash on hand sufficient to meet the foregoing cash obligations and may not in the future have sufficient cash on hand when called upon to meet such obligations. We have no current plans or expectations regarding how we will satisfy the cash requirement. See “Risk factors-Risk Related to the Offer, the Old Notes and the New Notes-We may not be in a position to repurchase the New Notes for cash pursuant to their terms or to pay the amounts due upon conversion of the New Notes when required.”

(4)	The information set forth under the section “Summary–The offer–Expiration Date; extension” is hereby deleted and is replaced in its entirety by the following:

“Expiration Date; extension........The Offer commenced on January 20, 2005 and will expire at 12:00 midnight, New York City time, on February 22, 2005, unless extended by us or terminated, withdrawn or amended as set forth in the section “The offer to exchange—Conditions to the Offer.” We will announce any extension of the Offer by press release no later than 9:00 a.m., New York City time, on the next American Stock Exchange trading day after the previously scheduled Expiration Date.”

(5)	The information set forth in the risk factor titled “We may not be in a position to repurchase the New Notes for cash pursuant to their terms or to pay the amounts due upon conversion of the New Notes when required.” is hereby deleted and replaced in its entirety by the following:

“In certain circumstances you may require us to repurchase all or a portion of your New Notes for cash. In addition, upon conversion of the New Notes, we are obligated to satisfy our conversion obligations up to the principal amount of the New Notes in cash. If you were to require us to repurchase your New Notes, including following a change of control or other event that constitutes a Repurchase Event, or at your option on a repurchase date or you were to convert your New Notes, we cannot assure you that we will be able to pay the amount required. Our ability to repurchase the New Notes is subject to our liquidity position at the time, and may be limited by law, by the indenture governing the New Notes, and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. In addition, if we did not have sufficient cash to meet our obligations, while we could seek to obtain third-party financing to pay for any amounts due in cash upon such events, we cannot be sure that such third-party financing will be available on commercially reasonable terms, if at all. We do not currently have cash on hand sufficient to fund the obligation and may not in the future have sufficient cash on hand to meet the obligation. We have no current plans or expectations regarding how we will satisfy the cash requirement. Our failure to repurchase the New Notes or make the required payments upon conversion would constitute an event of default under the indenture under which we will issue the New Notes, which might constitute a default under the terms of our other indebtedness at that time.”

(6)	The sixth bullet under the section “The offer to exchange—Terms of the Offer; Period for Tendering” is hereby deleted and replaced in its entirety by the following:

“The Offer expires at 12:00 midnight, New York City time, on February 22, 2005. We may however, in our sole discretion, extend the period of time for which the Offer is open.”

(7)	The first paragraph under the section “Material United States federal income tax consequences” is hereby deleted and replaced in its entirety by the following:

“The following discussion summarizes the material U.S. federal income tax consequences of the Offer and the ownership and disposition of the New Notes and our common stock into which New Notes may be convertible. This discussion generally does not address any tax consequences arising under any state, local or foreign tax laws or under any other U.S. federal tax laws.”

(8)	The second full paragraph on page 66 is hereby deleted and replaced with the following:

“WHILE WE HAVE DESCRIBED THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THIS OFFER, AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND OUR COMMON STOCK, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU BASED ON YOUR PARTICULAR SITUATION OF THE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND OUR COMMON STOCK, AS WELL AS THE APPLICATION OF THE FEDERAL ESTATE AND GIFT TAX LAWS, ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY APPLICABLE TAX TREATY.”

(9)	The first paragraph under the section “Certain United States federal income tax consequences–U.S. Holders–Consequences of Ownership and Disposition of the New Notes” is hereby deleted and replaced in its entirety by the following:

“The following discussion summarizes the material U.S. federal income tax consequences to U.S. holders of the New Notes or our common stock. While we have described the material U.S. federal income tax consequences of the ownership and disposition of the New Notes and our common stock, holders are urged to consult their own tax advisors with respect to their particular circumstances.”

(10)	The first paragraph under the section “Certain United States federal income tax consequences–Non–U.S. Holders–Consequences of Ownership and Disposition of the New Notes” is hereby deleted and replaced in its entirety by the following:

“The following discussion summarizes the material U.S. federal income tax consequences to non–U.S. holders of the New Notes or our common stock. While we have described the material U.S. federal income tax consequences of the ownership and disposition of the New Notes and our common stock, holders are urged to consult their own tax advisors with respect to their particular circumstances.”

ITEM 10. FINANCIAL STATEMENTS.

Item 10 of the Schedule TO and the section “Summary” is hereby amended and supplemented by adding the following:

SUMMARY FINANCIAL DATA

The following table sets forth summary financial data and other data as of and for the years ended December 31, 2001, 2002 and 2003 and as of and for the nine-month periods ended September 30, 2003 and 2004. The summary financial data for the years ended December 31, 2001, 2002 and 2003 has been derived from, and is qualified by reference to, our audited consolidated financial statements. Our consolidated financial statements for the years ended December 31, 2002 and 2003, were audited by Ernst & Young LLP, our independent registered public accounting firm. Our consolidated financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP, who has ceased operations. The summary financial data for the nine-month periods ended September 30, 2003 and 2004 has been derived from, and is qualified by reference to, our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. You should read the information set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operation,” and the consolidated financial statements and their related notes, which are incorporated by reference into this Schedule TO.

				Nine months ended
	For the year ended December 31,			September 30,
	2001(1)	2002	2003(2)	2003	2004(3)
				(unaudited)
(in thousands, except per share data)
Income Statement Data:
Net revenues	$1,215,377	$1,197,244	$1,420,339	$1,021,316	$1,328,239
Gross profit	631,789	533,536	638,956	457,631	614,516
Selling, general and administrative	254,106	287,368	334,606	240,430	314,806
Research and development	88,015	76,041	108,347	75,459	104,651
Amortization	19,412	16,158	19,719	14,417	16,447
Restructuring costs	2,367	4,242	3,706	798	1,114
Operating income	267,889	149,727	172,578	126,527	177,498
Interest income	21,249	8,090	3,710	2,818	3,875
Interest expense	(41,791)	(48,639)	(43,608)	(32,356)	(40,256)
Other income	49,637	60,321	11,738	9,791	10,827
Income taxes	54,065	51,742	45,559	37,240	17,094
Minority interest	344	838	188	162	(33)
Income from continuing operations	243,263	118,595	99,047	69,702	134,817
Income from discontinued operations	—	—	22,204	22,204	—
Cumulative effect of accounting change (4)	—	4,161	—	—	—
Net income	$243,263	$122,756	$121,251	$91,906	$134,817
Diluted earnings per common share (5):
Continuing operations	$0.95	$0.48	$0.40	$0.28	$0.53
Discontinued operations	—	—	0.09	0.09	—
Cumulative effect of accounting change (4)	—	0.02	—	—	—

Net income	$0.95	$0.50	$0.49	$0.37	$0.53

Weighted average common shares outstanding (5):
Diluted	255,798	246,722	248,625	247,837	254,229

Other Data:
Ratio of earnings to fixed charges (6)	7.9x	4.4x	4.1x	4.1x	4.6x

				September 30,
	December 31,				Pro Forma
	2001	2002	2003	Actual	as Adjusted(7)
(in thousands)				(unaudited)
Balance Sheet Data:
Working capital	$597,578	$447,154	$509,167	$774,034	$850,361
Total assets	2,105,449	2,047,759	2,372,934	2,788,144	2,865,596
5.5% notes, excluding current maturities	250,000	250,000	249,000	—	—
4.5% notes, excluding current maturities	660,000	561,200	533,900	533,900	283,900
1.5% notes, excluding current maturities	—	—	—	400,000	400,000
1.875% notes, excluding current maturities	—	—	—	—	328,005
Other long-term debt, excluding current maturities	3,486	61,139	72,435	65,345	65,345
Shareholders’ equity	718,354	684,863	962,311	1,170,850	1,170,492
Net book value per share	$2.92	$2.82	$3.91	$4.67	$4.67

(1)	Includes post-acquisition results of companies acquired, primarily Laboratorio Chile S.A., IVAX Scandinavia AB and IVAX Pharmaceuticals Mexico S.A. de C.V., which were acquired on July 5, 2001, March 13, 2001 and February 9, 2001, respectively, all of which were accounted for under the purchase method of accounting.

(2)	Includes the post-acquisition results of companies acquired, primarily API Industries, Inc. on January 24, 2003, and a branded respiratory business in Europe on October 1, 2003. Also includes the effects of improvements in our return and customer inventory experience, doubtful accounts and analysis of tax reserves that increased net revenues by $13.7 million, reduced cost of sales by $0.8 million, reduced bad debt expense by $3.7 million, reduced the income tax provision by $2.7 million, increased net income by $14.0 million and increased diluted earnings per share by $0.06.

(3)	Includes post-acquisition equity in earnings of Polfa Kutno, in which we acquired a 24.99% interest on June 1, 2004, and the post-acquisition results of companies acquired on June 2, 2004, Corporacion Medco S.A.C. and Botica Torres de Limatambo S.A.C. Also includes the effects of the positive resolution of service level claims that increased net revenues and gross profit by $9.0 million, $5.7 million net of tax, and the effect of changes reducing our tax provision and increasing net income by $4.2 million relating to the merger of two of our Chilean subsidiaries and by $7.0 million due to reversal of tax reserves relating to prior years’ tax issues, partially offset by $2.8 million of additional valuation allowance recorded against a deferred tax asset in Europe. The total impact of these changes increased net income by $14.1 million, or $0.06 per diluted share.

(4)	The cumulative effect of a change in accounting principle relates to adoption of SFAS No. 142 in 2002.

(5)	Retroactively restated to give effect to the five-for-four stock split that we completed on August 24, 2004.

(6)	Calculated by dividing earnings by total fixed charges. Earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and a portion of rent expense (6%) estimated by management to be the interest component of such rentals.

(7)	Adjusted on a pro forma basis to give effect to our redemption of $250 million of our 4.5% convertible senior subordinated notes and the simultaneous issuance of $333 million of our 1.875% convertible senior notes on December 22, 2004 and to give effect to the Offer, assuming all Old Notes are exchanged for the New Notes and the Exchange Fee, and payment of our expected expenses relating to this Offer.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Exchange dated January 20, 2005.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Supplement to Offer to Exchange dated February 9, 2005.*
(a)(5)(i)	Press Release dated January 20, 2005.*

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005	IVAX CORPORATION
	By:	/s/ Neil Flanzraich
Neil Flanzraich,
Vice Chairman and President

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